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                              June 10, 2024

       Justin Schreiber
       Chief Executive Officer
       LifeMD, Inc.
       236 Fifth Avenue, Suite 400
       New York, NY 10001

                                                        Re: LifeMD, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 31, 2024
                                                            File No. 333-279860

       Dear Justin Schreiber:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note that your Form 8-K filed on July 7, 2023 does not appear to have been timely filed, given that it
relates to a reportable event that occurred on June 16, 2023.
                                                        Accordingly, it does
not appear that you meet the eligibility requirement set forth in
                                                        General Instruction
I.A.3(b) of Form S-3. Please provide your analysis supporting the conclusion that you are
eligible to use Form S-3 to register this offering, or amend your registration statement
to file on an appropriate form.
 Justin Schreiber
FirstName  LastNameJustin Schreiber
LifeMD, Inc.
Comapany
June       NameLifeMD, Inc.
     10, 2024
June 10,
Page  2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Cam Hoang, Esq.